Exemption #: 82-5037

January 17, 2003

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is

1. a copy of a news release dated January 16, 2003. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of the Notice of Meeting of Noteholders, Proxy, Management Information Circular and the Confirmation of Mailing. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dlw 1/27

Saskatchewan Wheat Pool

For Immediate Release
Date: January 16, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

POOL ANNOUNCES PROPOSAL TO NOTEHOLDERS

Saskatchewan Wheat Pool announced today that it has mailed its capital restructuring proposal to the holders of its medium term notes (MTNs) for approval at a meeting to be held on January 31, 2003.

The proposal provides for the exchange of existing MTNs and portions of the company's existing bank debt for two new series of notes expiring in 2008 and warrants for Class B shares of the company. The warrants will provide the holders with options to purchase an amount up to 25 per cent of Saskatchewan Wheat Pool's currently issued and outstanding Class B shares at any time on or before January 31, 2008, giving holders an opportunity to benefit from improved industry conditions over the next five years.

The company's banks have expressed their support for the proposal and are expected to renew their commitment to the Pool and its stakeholders by funding up to $375 million, which would include a $240 million asset-backed loan that could increase to $275 million to satisfy seasonal requirements in the fall of 2003 and spring of 2004. Alternatively, this funding may be made available in the form of comparable liquidity facilities to support a continuation of the Pool's securitization program. The banks would also extend a $100 million term loan to 2008 and exchange $105 million of their existing secured debt into the two new notes.

The Board of Directors and management of the Pool believe that the restructuring proposal meets the key objectives of the capital restructuring initiative, which include:

- Providing access to the necessary long-term financing to fully fund its business plan in the amount and structure required to effectively run and maximize the potential of its grain handling and marketing network for the long-term;
- Creating a capital structure that provides stability and viability; and
- Preserving the enterprise value for its stakeholders.

"We believe we have developed a good solution that recognizes the contributions of our MTN holders and banks while providing the company with the working capital to fund the business over the long-term", said CEO Mayo Schmidt. "It also allows us to satisfy our existing obligations to both groups by repositioning the debt over the necessary period of time so that we can move past the impact of back-to-back droughts. In addition, our decision to provide our Noteholders with warrants equivalent to 25 per cent of the company's current Class B shares as part of the restructuring allows them to participate in any upswing on the equity side based on improved industry conditions over the next five years."

Under the proposal, each $1,000 principal amount of existing MTNs or bank debt would be exchanged for $370.37037 of Senior Subordinated Notes; $629.62963 of Convertible Subordinated Notes; 23.10198 Warrants to purchase Class B shares; and a cash payment of accrued and unpaid interest on the MTNs up to the proposal's closing date.

The new Senior Subordinated Notes will pay interest semi-annually at the rate of 8 per cent per year until July 31, 2005. Following this date, interest may increase up to a maximum of 12 per cent per year determined with reference to a high-yield bond index. In addition, should the company sell certain non-core businesses, net proceeds received through those sales beyond $10 million would be applied as an early payment on the principal amount of the Senior Subordinated Notes. The principal amount would be due in full on July 31, 2008.

Investor Relations and Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

SEC Exemption #: 82-5037

The new Convertible Subordinated Notes would accrue interest at the rate of 1 per cent per annum until July 31, 2005 and at the rate of 8 per cent per annum thereafter, with one-year deferrals of the initial increase if the company's EBITDA in the prior fiscal year does not meet certain thresholds. Principal and interest would accrue and be due in full on maturity in July 31, 2008.

On maturity, the company would have the option of converting the Convertible Subordinated Notes into listed voting common shares of the company representing 90 per cent of the voting rights and equity in the company. Should the company choose the conversion option, the company would have to obtain the necessary corporate, legislative and regulatory changes to permit the issuance of new voting shares, requiring the Company to change its co-operative structure in 2008 if the debt is not repaid.

Each warrant provided in the proposal would permit the holder to purchase one Class B share of the company at any time on or prior to January 31, 2008 at the minimum price permitted under applicable laws, regulations and stock exchange rules.

The company's banks would also participate in the proposed debt conversion by exchanging $105 million of their existing debt into new Senior Subordinated Notes and Convertible Subordinated Notes at the same ratio as the MTNs. Accordingly, a total of $150 million will be issued in Senior Subordinated Notes and $255 million issued in Convertible Subordinated Notes.

The company would be permitted to grant to its lenders from time to time priority security for working capital funding in a maximum amount equal to the proposed new bank facilities plus an additional $125 million should the Pool require additional funding at any time over the next five years to support grain volume and market share increases or for general corporate purposes. The proposal also contemplates the continuation of general security in favour of participants in its member loan program up to a maximum amount of $30 million at any time. The member loan security would rank equally with the security for the Senior Subordinated Notes, which in turn would rank prior to the security for the Convertible Subordinated Notes. As a closing arrangement, Noteholders will be asked to approve the granting of priority security to the banks for any new bridge financing that may be required from January 31, 2003 to the closing date of the restructuring.

In addition to the required regulatory approvals and customary closing conditions, the proposal is subject to the following conditions:

(a) holders of not less than 50 per cent of the principal amount of each of the 7.25% MTNs and the 6.60% MTNs must be present by proxy at the January 31 meeting, and the proposal must be approved by the votes of not less than 66 2/3 per cent of the principal amount of each series represented and voting at the meeting;

(b) the company's banks must convert $105 million of debt owed to them by the company into Senior Subordinated Notes and Convertible Subordinated Notes at the same ratio as the MTNs; and

(c) arrangements satisfactory to the MTN Trustee must have been made for the payment by the company of all accrued and unpaid interest on account of the MTNs to, but not including, the closing date.

If the proposal is not approved at the January 31, 2003 meeting, the company will be in default of its bank credit agreements and will not be entitled to further availability under its credit facilities. The company believes that failure to obtain approval on January 31, whether because of adjournments or a rejection of the proposal, could result in materially negative consequences to the company, which may include the initiation of court-supervised proceedings.

SEC Exemption #: 82-5037

"Our capital restructuring initiative is critical to the long-term viability of the Pool," said Schmidt. "Our banks have indicated that they will not extend funding beyond January 31, 2003 absent a restructuring. Alternate options that may be required due to a delay in the vote by MTN holders past January 31, 2003 or a rejection of the proposal could result in a significant and irrevocable reduction in the value of the Company's assets. We also believe that it could cause our Noteholders to suffer a material deterioration in their economic interests. We have put together a proposal that preserves those interests, while allowing this important group to realize the value that we have created through improvements to the business operations and asset base. We are confident Noteholders will view this proposal positively."

Noteholders are asked to refer to the attached summary, the Management Information Circular and the related materials being provided by mail to Noteholders and available on the Company's website www.swp.com for a more detailed description.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, the company's success in restructuring its senior secured debt with its bankers and medium term Noteholders, producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

-30-

For more information, please contact:

Media: Dawn Blaus: 306-569-4291
Shareholders: Colleen Vancha: 306-569-4782

SEC Exemption #: 82-5037

Summary of Proposal

A summary of the proposal is contained below. Noteholders are asked to refer to the Management Information Circular and the related materials being provided by mail to Noteholders and available on the Company's website www.swp.com for a more detailed description.

Exchange of Notes

Under the proposal, each $1,000 principal amount of existing MTNs and applicable bank debt would be exchanged for:

(a) $370.37037 of Senior Subordinated Notes;
(b) $629.62963 of Convertible Subordinated Notes;
(c) 23.10198 Warrants for Class B shares; and
(d) a cash payment for MTNs of accrued and unpaid interest on the MTNs up to the proposal's closing date.

Senior Subordinated Notes

The company's new Senior Subordinated Notes will pay interest semi-annually at the rate of 8 per cent per annum until July 31, 2005. Following this date, interest may be adjusted upwards, up to a maximum of 12 per cent per annum, with reference to a high-yield bond index. The principal amount would be due in full on maturity on July 31, 2008.

In addition, all net proceeds received by the company on any future sale of all or a portion of certain non-core assets would be applied in early repayment of the principal amount of the Senior Subordinated Notes, provided that the company was then not in default under its senior secured credit facilities and the net proceeds exceed $10 million.

Convertible Subordinated Notes

The company's new Convertible Subordinated Notes would accrue interest at the rate of 1 per cent per annum until July 31, 2005 and at the rate of 8 per cent per annum thereafter (subject to potential annual deferrals of the initial increase if the company's EBITDA in the prior fiscal year does not meet certain thresholds). Interest would not be paid until maturity.

Principal and accrued interest would accrue and be due in full on maturity on July 31, 2008.

On maturity, the company would have the option of converting the Convertible Subordinated Notes into listed voting common shares of the company representing 90 per cent of the voting rights and equity in the company at that time, subject to adjustments for prepayments or preceding equity issuances. Prior to conversion, the company will have had to obtain all necessary corporate, legislative and regulatory changes to permit the issuance of the voting equity shares, which means the company would be required to change its co-operative structure.

On or before July 31, 2006, the Convertible Subordinated Notes could be redeemed by the company at 80 per cent of principal amount, subject to minimum redemption thresholds.

Other Terms Relating to New Notes

Both the Senior Subordinated Notes and the Convertible Subordinated Notes would be secured by a general security interest against all of the company's property and assets. The security for the Senior Subordinated Notes would rank prior to the security for the Convertible Subordinated Notes. The company would be permitted in each case to grant to its lenders from time to time prior ranking security for up to a maximum amount of $500 million of obligations (including any obligations of the company with

SEC Exemption #: 82-5037

respect to its securitization program). On closing, the trustee for the new notes would be required to enter into an inter-creditor agreement with the company's senior lenders subordinating and postponing the new notes to the senior debt, providing for a 90 day standstill on the enforcement of remedies under the new note security, and restricting payments if an event of default or material default exists under the senior debt. The proposal also provides for the continuation of general security in favour of participants in the company's member loan program from time to time, up to a maximum amount of $30 million. The member loan security would rank equal to the security for the Senior Subordinated Notes and prior to the security for the Convertible Subordinated Notes.

Except as otherwise identified in the Management Information Circular, the other terms of the new notes would be substantially similar to those of the existing MTNs.

Warrants

Each warrant would permit the holder to purchase one Class B share of the company at any time on or prior to January 31, 2008 at the minimum price permitted under applicable laws, regulations and stock exchange rules.

Bank Participation in Debt Conversion

Under the proposal, the company's banks would participate in the proposed debt conversion by exchanging $105 million of their existing debt into new Senior Subordinated Notes and Convertible Subordinated Notes at the same ratio as the MTNs. Accordingly, the proposed total issuance of Senior Subordinated Notes would be $150 million in principal and the proposed total issuance of Convertible Subordinated Notes would be $255 million in principal.

Refinancing of Senior Credit Facilities

Concurrently with the exchange of notes, the company is seeking to implement new senior secured credit facilities to replace its current secured credit facilities and provide it with additional liquidity to meet its funding needs. The company's proposed new facilities would provide it with up to $375 million of availability and would be substantially as described in the company's Management Information Circular. The funding may be made available in the form of liquidity facilities to support a continuation of the company's securitization program. Further details will be announced when they are settled.

Interim Subordination Pending Closing

The resolution being proposed to MTNs at the January 31 meeting will also include an interim subordination of the MTN debt in favour of the company's banks for incremental advances which the banks may make as of January 31 up to closing. This resolution is intended to ensure that additional monies lent by the banks to the company in expectation of closing are given priority protection in the event that the closing does not occur.

Upon closing, the interim subordination would no longer be in effect. Closing must occur by March 15, 2003. The company expects that closing would likely occur well before that deadline.

Conditions to Completion of Exchange

The completion of the proposed exchange of notes is conditional on the following:

(a) holders of not less than 50 per cent of the principal amount of each of the 7.25% MTNs and the 6.60% MTNs must be present by proxy at the January 31 meeting, and the proposal must be approved by the votes of not less than 66 2/3 per cent of the principal amount of each series represented and voting at the meeting;

(b) the company's banks must convert not less than $105 million of debt owed to them by the company into Senior Subordinated Notes and Convertible Subordinated Notes at the same ratio as the MTNs;
(c) arrangements satisfactory to the MTN Trustee must have been made for the payment by the company of all accrued and unpaid interest on account of the MTNs to, but not including, the closing date; and
(d) necessary regulatory approvals and customary closing conditions.

Provisions for Adjournment of Meeting

Notice has been given that, if the January 31 meeting is adjourned for failure to satisfy the quorum requirements, the meeting will be adjourned to February 7, 2003 and that, at that resumed meeting, any MTNs present in person or by proxy would form a quorum.

Serial Nature of Meeting

The trustee of the MTNs has determined that the meeting to consider the proposal should be held as a serial matter; that is, the approval of each of the two series of MTNs will be required by the stated thresholds. The company has advised the trustee that it does not agree with that determination. The company has reserved the right to seek further confirmation and determination regarding the appropriate manner of tabulating the results of the votes.

Suspension of Interest Payment Pending Closing

The company is not permitted to use its bank credit facilities to make payments otherwise due on the 6.60% Notes on January 18, 2003 and the 7.25% Notes due on February 24, 2003.

As stated, all accrued and unpaid interest will be paid in cash upon completion of the proposed exchange of notes. The resolution being proposed for the MTN meeting includes a waiver of rights and remedies that might otherwise arise from the payment defaults. Under the terms of the documents governing the MTNs, an event of default will not occur until the expiration of at least 30 days following the scheduled interest payment date.

Consequences of Failed Vote

If the proposal is not approved at the January 31, 2003 meeting, the company will be in default of its bank credit agreements and will not be entitled to further availability under its credit facilities. The company believes that failure to obtain approval on January 31, whether because of adjournments or a rejection of the proposal, could result in materially negative consequences to the company, which may include the initiation of court-supervised proceedings.

SEC Exemption #: 82-5037

SASKATCHEWAN WHEAT POOL

NOTICE OF MEETING OF NOTEHOLDERS

NOTICE IS HEREBY GIVEN that a special and serial meeting (the "Meeting") of the holders ("Noteholders") of 7.25% Notes due February 24, 2004 and 6.60% Notes due July 18, 2007 (collectively the "Notes") of Saskatchewan Wheat Pool (the "Company") will be held in the Wascana Ballroom at the Regina Inn, 1975 Broad Street, Regina, Saskatchewan on January 31, 2003 at 1:00 p.m. (Regina time).

NOTICE IS HEREBY GIVEN that if the special and serial meeting scheduled for January 31, 2003 is adjourned for failure to satisfy the quorum requirements, the meeting shall be adjourned to February 7, 2003 at 1:00 p.m. (Regina time), at the same location and any Noteholders present in person or by proxy shall form a quorum.

To consider and, if thought fit, to pass an Extraordinary Resolution (the "Resolution") approving, directing, sanctioning and authorizing:

1. the exchange and cancellation of the Notes in favour of (i) two newly created series of notes (the "Replacement Notes") to be issued by the Company under a Trust Indenture and Supplement (collectively, the "Replacement Indenture") to be made not later than March 15, 2003 between the Company and CIBC Mellon Trust Company or such other trustee for the Replacement Notes as the Company may select (the "Trustee") and (ii) certain warrants to purchase Class "B" Non-Voting Shares in the capital of the Company;

2. The Canada Trust Company, or such other security trustee as the Company may select, to enter into and deliver such amendments, discharges, releases and other documentation and arrangements whatsoever as the Company may request to give effect to the terms of the Replacement Notes and the Resolution, including without limitation any amendments or restatements of the Security Trust Acknowledgement and Agreement made between the Company and The Canada Trust Company, as well as any other security documents referred to in Schedule "A" to the Security Trust Acknowledgement and Agreement or such other documentation or agreements as may be posted on the Company's website at www.swp.com prior to January 29, 2003;

3. CIBC Mellon Trust Company as trustee for the Noteholders to enter into and deliver such amendments, discharges, releases and other documents and arrangements whatsoever as the Company may request to give effect to the terms of the Replacement Notes and the Resolution including, without limitation, (a) an inter-creditor agreement providing for, among other things, the prior ranking of the bank lenders' security and an agreement to postpone enforcement of security for 90 days on terms consistent with the Replacement Notes, and (b) such other documents or agreements as may be posted on the Company's website at www.swp.com prior to January 29, 2003;

4. CIBC Mellon Trust Company as trustee for the Noteholders to forthwith enter into and deliver an agreement (the "Interim Subordination") in favour of the Company and its bank lenders subordinating and postponing in right of payment any and all obligations of the Company under or in respect of the Notes, and all security existing for such obligations, to indebtedness of the Company to its bank lenders, and the security existing for such indebtedness, in an amount equal to the aggregate of the net increases in the Company's obligations for and in respect of:

(a) advances made by such bank lenders under the existing purchase money security interest credit facility;

(b) advances made by such bank lenders under all other credit facilities provided to the Company; and

(c) letters of credit issued by such bank lenders upon application of the Company under the existing credit arrangements,

in each case incurred after the close of business on January 30, 2003 to and including the date (the "Closing Date") that is the earlier of completion of the transactions contemplated by the Resolution and March 15, 2003, and in each case inclusive of applicable interest and other charges; and to forthwith enter into and deliver such other documents and arrangements as CIBC Mellon Trust Company may be requested by the Company and advised by counsel to the Company as reasonably necessary or desirable to give effect to the Interim Subordination; and

5. CIBC Mellon Trust Company as trustee for the Noteholders to waive and suspend until the Closing Date (i) any defaults arising as a result of or in relation to the failure of the Company to make the semi-annual interest payments due in respect of the Notes and (ii) any and all rights and remedies arising as a result of or in relation to such payment default,

all in accordance with the text of the Resolution, which is set out as Schedule A to the accompanying Management Information Circular.

CIBC Mellon Trust Company has determined that the meeting is to be held as a serial meeting. Notwithstanding the preceding, the Company reserves the right to confirm the proper manner of tabulating the votes taken at the meeting.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice. Copies of the forms of the Replacement Indenture, together with certain other significant documents or agreements to be made in connection with the issuance of the Replacement Notes, will be posted on the Company's website at www.swp.com prior to January 29, 2003 and will be available for inspection at the Meeting. Alternatively, such documents may be obtained without charge on request on or after January 29, 2003 from the Director, Investor Relations and Communications of the Company at the following address: 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9 (telephone: (306) 569-4782).

SEC Exemption #: 82-5037

Please exercise your right to vote by ensuring that a proxy, in the enclosed form, is submitted for that purpose on your behalf. As all of the Notes are held in the "book-based" system, only Noteholders appearing by proxy may vote at the Meeting. If you wish to attend the Meeting in person, please refer to the information in the accompanying Management Information Circular under the title "Solicitation of Proxies — Attendance and Voting by Proxy". Unless otherwise extended by the Company, proxies must be received by not later than 5:00 p.m. (Toronto time) on January 30, 2003 or, if the Meeting is adjourned, 5:00 p.m. (Toronto time) on the day prior to any adjourned meeting (excluding Saturdays, Sundays, and holidays).

DATED at Regina, Saskatchewan, this 13th day of January, 2003.

By Order of the Board of Directors

Susan C. Engel
Vice-President and General
Counsel/Corporate Secretary

SEC Exemption #: 82-5037

SASKATCHEWAN WHEAT POOL

PROXY

Special and Serial Meeting of the Medium Term Noteholders to be held on January 31, 2003 at 1:00 p.m. (Regina time)

This Proxy is solicited on behalf of the Board of Directors and Management of Saskatchewan Wheat Pool. The undersigned Noteholder of Saskatchewan Wheat Pool (the "Company") hereby appoints Thaddeus Trefiak, Director and Vice-President of the Company or failing him, Ferne Nielsen, Director and Vice-President of the Company or instead of either of the foregoing ________________________________, as proxy of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the special and serial meeting of Noteholders of the Company (the "Meeting") to be held on January 31, 2003 at 1:00 p.m. (Regina time) in Regina, Saskatchewan and at all adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned was present, and without limiting the general authorization given, the persons above-named are specifically directed:

(1) with respect to the Resolution the text of which is set out at Schedule A to the Management Information Circular accompanying this Proxy and the Notice of Meeting to which this Proxy relates:

FOR; or

AGAINST

the Resolution, **and if no specification is made, vote FOR the Resolution**; and

(2) **(conferring discretionary authority)** to vote on amendments or variations to the matters identified in the Notice of the Meeting and on all other business as may properly come before the Meeting or any adjournments.

Please note that the preceding paragraph provides the nominated proxy holder with discretionary authority, including the authority to sign any written instruments relating to the matters referred to above or any variations or amendments thereto. The nominated proxy holder has the right to exercise such discretionary authority to authorize the matters referred to above which require approval by the Noteholder.

The undersigned hereby revokes all proxies previously given by it in respect of the matters referred to herein.
Executed on January ________, 2003.

Principal Amount of Notes registered in name of Noteholder and represented by this Proxy:

$__________________________ Principal Amount of 6.60% Notes due July 18, 2007 (Series A)

$__________________________ Principal Amount of 7.25% Notes due February 24, 2004 (Series B)

____
Signature of Noteholder

____
Name of Noteholder
(Please print clearly)

____
Address of Noteholder
(Please print clearly)

SEC Exemption #: 82-5037

NOTES:

1. **A Noteholder has the right to appoint a person to represent the Noteholder (who may be the Noteholder) and to attend and act on his behalf at the Meeting other than the representatives designated in this proxy.** Such right may be exercised by inserting in the space provided the name of the other person the Noteholder wishes to appoint. Such other person need not be a Noteholder.

2. This proxy must be signed by the Noteholder or the Noteholder's attorney duly authorized in writing. The signature should agree with the name on this proxy. If the Noteholder is a corporation, this proxy should be executed by an officer thereof duly authorized and, if required by the organizational documents of such Noteholder, by affixing its corporate seal. Executors, administrators, trustees, etc. should so indicate when signing. Where Notes are held jointly, each owner must sign. If your address as shown is incorrect, please give your correct address when returning this proxy.

3. If this proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by the Noteholder.

4. **UNLESS OTHERWISE EXTENDED BY THE COMPANY, PROXIES MUST BE RECEIVED BY NOT LATER THAN 5:00 P.M. (TORONTO TIME) ON JANUARY 30, 2003 OR IF THE MEETING IS ADJOURNED, 5:00 P.M. (TORONTO TIME) ON THE DAY PRIOR TO ANY ADJOURNED MEETING (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS).**

SEC Exemption #: 82-5037

MANAGEMENT INFORMATION CIRCULAR

Notice of Special and Serial Meeting of the Medium Term Noteholders of Saskatchewan Wheat Pool to be held on January 31, 2003

POOL

Saskatchewan Wheat Pool

Proposed Exchange of
7.25% Notes due February 24, 2004 and
6.60% Notes due July 18, 2007

for

8% Senior Subordinated Notes due July 31, 2008,
Convertible Subordinated Notes due July 31, 2008 and
Warrants to purchase Class "B" Non-Voting Shares

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

Certain statements in this Circular and the information incorporated herein are forward-looking and reflect Saskatchewan Wheat Pool's expectations regarding future results of operations, financial condition and achievements. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under "Risk Factors" in Saskatchewan Wheat Pool's annual information form dated November 28, 2002; Saskatchewan Wheat Pool's success in restructuring its senior debt with its banks and Noteholders (defined herein); producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions, Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in the grain handling and agri-products competitive environments including pricing pressures; global political and economic conditions, including grain subsidy actions of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing, and hog production and marketing businesses and other operations; and unanticipated expenditures relating to environmental or other matters.

INFORMATION FOR UNITED STATES NOTEHOLDERS

The Restructuring (defined herein) involves securities of a Canadian company and is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included or incorporated by reference in this Circular have been prepared in accordance with Canadian accounting standards and therefore may not be comparable to the financial statements of United States companies.

The Replacement Notes and Warrants (defined herein) to be issued in connection with the Restructuring have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and are being issued in reliance upon the exemption from registration provided by Section 3(a)(9) thereof. None of the Replacement Notes, the Warrants or the Class "B" Non-Voting Shares issuable upon exercise of the Warrants will be listed for trading on any United States stock exchange. The Replacement Notes and Warrants will be "restricted securities" within the meaning of the 1933 Act to the same extent and proportion that the securities exchanged for the Replacement Notes and Warrants pursuant to the Restructuring were restricted securities. Restricted securities may not be offered or sold in the United States or to a

U.S. person (as such term is defined in Regulation S under the 1933 Act) except pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements of the 1933 Act. Noteholders resident in the United States are urged to consult their legal advisors to determine the extent of all applicable resale restrictions.

Except pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements thereof, the Warrants may not be exercised within the United States or by or on behalf of any U.S. person. In addition, any Class "B" Non-Voting Shares issuable upon exercise of the Warrants will be restricted securities, may not be offered or sold in the United States or to a U.S. person except pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements thereof, and may bear a legend to that effect.

All dollar amounts in this Circular are expressed in Canadian dollars. Tax considerations applicable to United States Noteholders have not been set out in this Circular. United States Noteholders are urged to consult their tax advisors to determine the particular tax consequences to them of the Restructuring.

It may be difficult for Noteholders to enforce their rights and any claim they may have arising under the United States federal securities laws, since Saskatchewan Wheat Pool is located in Canada and its officers and directors are residents of Canada. Noteholders may not be able to sue a Canadian company or its officers and directors in a Canadian court for violations of the United States federal securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a United States court's judgment.

SEC Exemption #: 82-5037

SASKATCHEWAN WHEAT POOL

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

The information provided in this management information circular (the "Circular") is furnished in connection with the solicitation by the Board of Directors and management of Saskatchewan Wheat Pool (the "Company" or the "Pool") of proxies for use at the special and serial meeting (the "Meeting") of the holders (the "Noteholders") of 7.25% Notes due February 24, 2004 (the "7.25% Notes") and 6.60% Notes due July 18, 2007 (the "6.60% Notes", and together with the 7.25% Notes, the "Notes") of the Company to be held on January 31, 2003 at 1:00 p.m. in the Wascana Ballroom at the Regina Inn, 1975 Broad Street, Regina, Saskatchewan and at all adjournments thereof, for the purposes set forth in the accompanying notice of meeting (the "Notice").

The information contained herein, unless otherwise stated, is given as at January 9, 2003. Each Noteholder of record as of the close of business on January 3, 2003, the record date established for the Meeting, will be entitled to one vote in respect of each $1,000 principal amount of Notes held.

It is expected that the solicitation will be made primarily by mail but proxies may be solicited personally by employees of the Company. In addition, the Company may retain one or more registered securities dealers to assist in the solicitation, for a fee to be determined by negotiation between the Company and such registered securities dealers. **The solicitation of proxies by this Circular is being made by or on behalf of the Board of Directors and management of the Company.** The total cost of the solicitation will be borne by the Company.

Appointment of Proxies

The persons named in the enclosed form of proxy are representatives of the Board of Directors of the Company and are directors and/or officers of the Company. **As all of the Notes are held in the "book-based" system, only Noteholders appearing by proxy may vote at the Meeting. Noteholders who wish to appoint some other person to represent such Noteholder at the Meeting may do so by inserting such person's name in the blank space provided in the relevant form of proxy.**

To be valid, unless otherwise extended by the Company, proxies must be deposited with CIBC Mellon Trust Company, 200 Queens Quay East, Toronto, Ontario, M5A 4K9 Attention: Proxy Department, not later than 5:00 p.m. (Toronto time) on January 30, 2003 or, if the Meeting is adjourned, 5:00 p.m. (Toronto time) on the day prior to any meeting (excluding Saturdays, Sundays and holidays) (see "—Attendance and Voting by Proxy").

Attendance and Voting by Proxy

Only Noteholders appearing by proxy are permitted to vote on all matters that may come before the meeting. Each $1,000 principal amount of Notes entitles the holder to one vote. Non-Registered holders of the Notes are permitted solely to attend but not to vote at the Meeting unless appointed as a proxyholder.

As all of the Notes are held in the "book-based" system, all of the Notes have been issued in the name of The Canadian Depository for Securities Limited or its nominee (the "Depository"). Notes beneficially owned by a holder (a "Non-Registered Holder") are shown on the books of the Depository as registered in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Notes, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans.

The Company has distributed copies of the Notice, this Circular and the form of Proxy for Noteholders (collectively, the "meeting materials") to the Depository for onward distribution to Non-Registered Holders in accordance with the delivery requirements of the Trust Indenture between the Company and CIBC Mellon Trust Company dated July 18, 1997 relating to the Notes.

The Company understands that ADP Investor Communications ("ADP") has been retained to forward the meeting materials to Non-Registered Holders who have not waived the right to receive meeting materials. ADP will provide each such Non-Registered Holder with a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which the Company understands will permit the completion of the voting instruction form by telephone, facsimile, internet vote, e-mail or regular mail).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Notes they beneficially own. Please note that Non-Registered Holders are permitted to attend the Meeting. **Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should advise ADP in accordance with the instructions set out on the voting instruction form.**

Non-Registered Holders should carefully follow the instructions of their Intermediaries and ADP, including any instructions as to the time within which Noteholders will be required to return voting instructions forms to the Intermediaries or ADP, as applicable.

Form of Proxy for Noteholders

The voting instruction form forwarded to Non-Registered Holders affords the Noteholder the opportunity to specify whether the Notes beneficially owned by the Noteholders will be voted for or against the Resolution (defined below).

Revocation

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary or ADP, as applicable, at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive meeting materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

SEC Exemption #: 82-5037

EXTRAORDINARY RESOLUTION OF THE NOTEHOLDERS AND VOTING OF PROXIES

The Company is seeking an extraordinary resolution (the "Resolution") of the Noteholders approving, directing, sanctioning and authorizing:

1. the exchange and cancellation of the Notes in favour of (i) two newly created series of notes (the "Replacement Notes") to be designated the 8% Senior Subordinated Notes due July 31, 2008 (the "Senior Subordinated Notes") and the Convertible Subordinated Notes due July 31, 2008 (the "Convertible Subordinated Notes") to be issued by the Company under a Trust Indenture and Supplement (collectively, the "Replacement Indenture") to be made not later than March 15, 2003 between the Company and CIBC Mellon Trust Company or such other trustee for the Replacement Notes as the Company may select (the "Trustee") and (ii) certain warrants (the "Warrants") to purchase Class "B" Non-Voting Shares ("Class B Shares") in the capital of the Company;

2. The Canada Trust Company, or such other security trustee as the Company may select, to enter into and deliver such amendments, discharges, releases and other documentation and arrangements whatsoever as the Company may request to give effect to the terms of the Replacement Notes and the Resolution, including without limitation any amendments or restatements of the Security Trust Acknowledgement and Agreement made between the Company and The Canada Trust Company, as well as any other security documents referred to in Schedule "A" to the Security Trust Acknowledgement and Agreement or such other documentation or agreements as may be posted on the Company's website at www.swp.com prior to January 29, 2003;

3. CIBC Mellon Trust Company as trustee for the Noteholders to enter into and deliver such amendments, discharges, releases and other documents and arrangements whatsoever as the Company may request to give effect to the terms of the Replacement Notes and the Resolution including, without limitation, (a) an inter-creditor agreement providing for, among other things the prior ranking of the bank lenders' security and an agreement to postpone enforcement of security for 90 days on terms consistent with the Replacement Notes, and (b) such other documents or agreements as may be posted on the Company's website at www.swp.com prior to January 29, 2003;

4. CIBC Mellon Trust Company as trustee for the Noteholders to forthwith enter into and deliver an agreement (the "Interim Subordination") in favour of the Company and its bank lenders subordinating and postponing in right of payment any and all obligations of the Company under or in respect of the Notes, and all security existing for such obligations, to indebtedness of the Company to its bank lenders, and the security existing for such indebtedness, in an amount equal to the aggregate of the net increases in the Company's obligations for and in respect of:

    (a) advances made by the bank lenders under the existing purchase money security interest credit facility;

    (b) advances made by the bank lenders under all other credit facilities provided to the Company; and

(c) letters of credit issued by the bank lenders upon application of the Company under the existing credit arrangements,

in each case incurred after the close of business on January 30, 2003 to and including the date (the "Closing Date") that is the earlier of completion of the transactions contemplated by the Resolution and March 15, 2003 and in each case inclusive of applicable interest and other charges; and to forthwith enter into and deliver such other documents and arrangements as CIBC Mellon Trust Company may be requested by the Company and advised by counsel to the Company as reasonably necessary or desirable to give effect to the Interim Subordination; and

5. CIBC Mellon Trust Company as trustee for the Noteholders to waive and suspend until the Closing Date (i) any defaults arising as a result of or in relation to the failure of the Company to make the semi-annual interest payments due in respect of the Notes and (ii) any and all rights and remedies arising as a result of or in relation to such payment default,

The foregoing Resolution is subject to the conditions that (i) $105 million of debt owed by the Company to its bank lenders be converted into Senior Subordinated Notes and Convertible Subordinated Notes on the same ratio as Notes are converted to such Replacement Notes and (ii) the Company has confirmed in writing to CIBC Mellon Trust Company that arrangements have been made for the payment by the Company of all accrued and unpaid interest on account of the Notes (including as applicable interest on overdue interest) to, but not including, the Closing Date.

The full text of the Resolution is set out in Schedule A to this Circular. The Senior Subordinated Notes and the Convertible Subordinated Notes are referred to in this Circular as the "Replacement Notes".

In the event of the approval of the Resolution by the requisite percentage of the Noteholders and satisfaction of the conditions of closing described herein, the Notes will be exchanged for Replacement Notes on the basis of $1,000 Notes for $370.37037 principal amount of Senior Subordinated Notes, $629.62963 principal amount of Convertible Subordinated Notes and 23.10198 Warrants (rounded down to the nearest whole Warrant), each Warrant entitling the holder thereof to purchase one Class B Share of the Company.

There are $150 million principal amount of 7.25% Notes and $150 million principal amount of 6.60% Notes outstanding. Each Noteholder represented by a duly appointed proxy shall be entitled to one vote in respect of each $1,000 principal amount of Notes held by such Noteholder.

To pass the Resolution, holders of not less than 50% of the principal amount of each of the 7.25% Notes and the 6.60% Notes outstanding must be present by proxy at the Meeting, and the Resolution must be passed by the favourable votes of Noteholders representing not less than 66 % of the principal amount of each of the 7.25% Notes and the 6.60% Notes represented at the Meeting and voted on a poll upon the Resolution. **If the percentage of favourable votes required to pass the Resolution is not obtained in respect of either the 7.25% Notes or the 6.60% Notes, then the Resolution shall be deemed to have been defeated as to both series of Notes.** If the Meeting is adjourned for lack of quorum those persons present in person or by proxy at the reconvened Meeting shall form a quorum. Notwithstanding statements to the contrary contained herein, the Company reserves the right to confirm the proper manner of tabulating the votes at the Meeting.

Notes represented by properly executed proxies in favour of persons designated in the printed portion of the form of proxy distributed to Noteholders will, unless otherwise indicated, be voted for the Resolution.

THE COMPANY

The Company is an integrated and diversified company engaged in four distinct but interrelated agri-businesses, and is a Canadian publicly traded agri-business co-operative. It has approximately 72,000 members, the majority of whom reside in Saskatchewan and serve as the Company's primary customers. The Company's principal sources of revenue are derived from the handling and marketing of grain and the sale of agri-products and services throughout western Canada. The Company's significant agri-food processing businesses are wholly-owned Can-Oat Milling, the world's largest processor of industrial oats, and Prairie Malt Limited, one of North America's largest single-site malt plants and owned 42% by the Company. Through its interest in the Heartland Group of Companies, the Company is involved in hog production and marketing, and maintains feed processing and aquaculture operations.

The Company's grain handling and marketing business primarily consists of:

- a western Canadian network of 46 modern, high throughput grain handling and marketing facilities representing over 60% of the 100-car loading capacity on the Canadian prairies;
- nine traditional elevators, six specialty plants and four seed processing plants, located primarily in Saskatchewan; and
- wholly owned port terminals in Vancouver, British Columbia and Thunder Bay, Ontario and interests in port terminals, Prince Rupert Grain Ltd. in Prince Rupert, British Columbia and Commercializadora de la Junta, S.A. de C.V. in Manzanillo, Mexico.

The Company's main sources of revenue are volume driven and are derived from published tariffs charged to producers for elevation and cleaning of Canadian Wheat Board ("CWB") grains, and margins on non-Canadian Wheat Board grains ("non-board grains"). Additional revenue is obtained from other grain processing, handling, and storage fees and services, as well as the sale of by-products.

The Pool's strategy for renewal of its primary elevator network is complete. The key components of this strategy included the closure of 400 wooden elevators including local service outlets and the renewal and construction of its high-throughput elevator network in Saskatchewan, Alberta and Manitoba. The expected benefits from the Pool's system renewal strategy include:

- the ability to manage the Pool's network as an integrated pipeline to capture efficiencies and maximize revenue;
- high-speed loading/unloading and the ability to maximize multi-car incentives while minimizing transportation and shipping costs;
- increased capacity to clean, blend, dry and store grain in western Canada;

- identity preservation capabilities to meet specific commodity requirements for end-use customers;
- a more assured supply of raw commodities for the Pool's value-added businesses; and
- expanded market opportunities in Alberta and Manitoba as well as improved risk management through geographic diversification in those two provinces.

Once grain is received, cleaned and processed by the primary facilities, it is stored until it is sold domestically, shipped directly to the United States, or loaded onto railcars and shipped to port facilities, including the Pool's port terminals in Vancouver or Thunder Bay and its port terminal affiliates. Port terminals clean and process the grain to specified standards and then ship it abroad to fulfil export commitments of the CWB or the Pool. The Pool exports grain as an accredited exporter for the CWB and markets Non-Board grains through its own commodity-marketing group.

The Agri-products segment includes the Pool's network of 103 retail locations across western Canada, which sell seed, fertilizers, crop protection products, and agricultural equipment to producers, as well as the Pool's proportionate share of jointly owned affiliate, Western Co-operative Fertilizers Limited, a fertilizer wholesaler.

Agri-products are distributed by the Company to producers through its network of retail locations. The network consists of a mixture of farm service centres, retail service outlets located at grain handling facilities, anhydrous ammonia facilities, liquid and dry bulk fertilizer blending operations. Marketing of the Pool's agri-products and services is assisted through its customer contact strategy, service-focused initiatives, such as custom application services and equipment rentals, and the "Farm Smart" package that provides various financing options for farmer customers.

CAPITAL RESTRUCTURING

Overview

The Board of Directors and management of the Company believe that it is essential for the Company to deal with its debt through the proposed capital restructuring. The approval of the Resolution by the Noteholders is a pivotal step in the proposed capital restructuring and must occur by January 31, 2003 in order for the Company to remain in compliance with its current bank credit agreement.

Following a significant drought in the summer of 2001 that substantially reduced the grain volumes available to the industry in the fiscal year ended July 31, 2002, the Canadian Prairies experienced a second year of drought. This was the first instance of back-to-back droughts since the 1930's. The 2002 primary growing season experienced unprecedented dryness followed by early frost throughout much of the central and northern regions, where high margin commodities are produced. As a result, the quality and quantity of grains available to the industry in the current fiscal year have been severely curtailed.

Despite these challenges, the Pool and its new senior management team remained firmly committed to its turnaround plan to reduce debt, eliminate costs and to improve its risk profile. Actions taken included:

- The Pool reduced balance sheet debt at July 31, 2002 by approximately $249 million or 32% as compared to July 31, 2001;

- The Pool undertook major productivity enhancement initiatives, resulting in a permanent reduction of over 900 full-time positions since March, 2000;

- The Pool reduced operating costs in its core operations by $35 million bringing its total savings to approximately $60 million in the previous 24 months;

- Subsequent to year-end the Company announced a further downsizing of its labour force and head office staff that is expected to generate additional savings of approximately $12 million after fiscal 2003; and

- The Pool completed its divestiture initiative, exiting non-performing or non-core businesses and raising in excess of $200 million in cash proceeds in the previous two completed fiscal years.

For fiscal 2003, Canadian wheat and barley exports are expected to drop 52% relative to 2001 levels, when the 2000 crop, the last non-drought year, was available. According to the December 5, 2002 Statistics Canada report, western Canadian production this year will be approximately 29 million tonnes, approximately 45% below the previous five-year average. Dramatic production declines in higher margin crops including spring wheat, malting barley and canola, coupled with low carry-over from the previous year, will reduce marketing opportunities for the entire western Canadian grain industry this year. Margins will also decline sharply due to the poor quality crops and lack of availability of the more highly valued crops.

These events will have a material impact on the Pool's grain shipments, which based on the Company's current market share and assuming normal non-drought conditions typically range between 8 and 9 million tonnes. In fact, the Company believes that its 2003 first quarter shipments of 1.5 million tonnes represent approximately 35% of its total projected handle for the year. To illustrate the importance of volumes to the Company's earnings, assuming normal crop mix, for every million tonnes handled by the Pool, the Company earns gross margins of approximately $20 million.

Moisture conditions particularly in Saskatchewan, the Pool's primary growing region, have improved substantially over the past number of months, signaling the potential for better growing conditions in the spring of 2003. The strong winter agri-product sales recently enjoyed by the Pool are evidence of improved producer optimism. In addition, strengthening of international prices for higher valued crops such as wheat, malt barley and canola, will encourage producers to increase production of these crops, which should translate into higher margins for the Pool.

Even assuming a return to normal production levels this coming season, the recovery in the Pool's grain handling business will not likely begin until the first quarter of fiscal 2004 when the Pool gains access to the volumes harvested in the fall of 2003. The majority of its earnings, however, are typically generated in the fourth quarter when volumes are highest. As a result, absent a successful restructuring, it is unlikely that the Company will be able to meet its obligations to repay $261 million of bank debt in the first quarter of fiscal 2004 and $150 million of 7.25% Notes in the second quarter of fiscal 2004.

Therefore, the Board of Directors and management of the Company believe that the proposed debt restructuring is required to provide the Company and all of its stakeholders with additional time to move past the impact of the drought and to reap the benefits of the significant system improvements that have been implemented over the past two and one-half years. Should normal conditions return, it is expected that the full benefit of the Pool's organizational restructuring, consolidation and market share improvements can be fully realized by the end of fiscal 2005.

The Board of Directors and management have defined the following key objectives of the restructuring:

- To provide the Company with financing, in amount and structure necessary to effectively run and maximize the potential of its business going forward;
- To create a capital structure that provides stability and viability; and
- To preserve the value of the enterprise for all stakeholders.

The Board of Directors and management are confident that the proposed restructuring, described below, is consistent with each of these objectives.

Background to Restructuring

In accordance with its previously announced intention, the Company has been engaged in discussions with the five financial institutions that provide its senior secured credit facilities (collectively the "Banks") and with representatives of an *ad hoc* committee of Noteholders formed in response to the Pool's proposed restructuring efforts. The Banks have expressed their support for the Pool's proposed restructuring efforts. At the date of this Circular the Company does not have support of the *ad hoc* committee of Noteholders.

In its January 3, 2003 news release, the Company advised that the Banks had notified it of their belief that the Company is not in compliance with certain non-financial terms of the existing credit facilities with the Banks. The Banks have confirmed that their present intention is to refrain from acting on the alleged defaults on a day-by-day basis so long as, among other things, the restructuring process is progressing to their satisfaction.

The Company is not permitted to use its current credit facilities with the Banks to pay semi-annual interest due to the holders of the 6.60% Notes on January 18, 2003 and to the holders of the 7.25% Notes due on February 24, 2003. If the Resolution is passed, the Company expects to access its proposed new credit facilities to make such interest payments and it is a condition of the closing of the Restructuring that the Company confirm in writing to CIBC Mellon Trust Company that it has made satisfactory arrangements for the payment of all accrued and unpaid interest on account of the Notes (including as applicable interest on overdue interest) to, but not including, the Closing Date.

In addition, the Company will require interim funding from January 31, 2003 until completion of the Restructuring. The approval by the Noteholders of the Resolution authorizing the Interim Subordination is a condition to any such interim funding which the Banks may provide.

Details of Restructuring

Under the capital restructuring proposal (the "Restructuring"), $105 million of debt owed by the Company to the Banks and $300 million principal amount of Notes will be exchanged for $150 million of Senior Subordinated Notes, $255 million of Convertible Subordinated Notes and approximately 9,356,301 Warrants.

The Replacement Notes and Warrants to be issued under the Restructuring will be proportionately as follows:

	Senior Subordinated Notes	Convertible Subordinated Notes	Number of Warrants[(1)]	Percentage
Banks	$38,888,888	$66,111,112	2,425,707	25.926%
7.25% Noteholders	$55,555,556	$94,444,444	3,465,297	37.037%
6.60% Noteholders	$55,555,556	$94,444,444	3,465,297	37.037%
Total	$150,000,000	$255,000,000	9,356,301	100%

Note:

1. No fractional warrants will be issued. Where the conversion ratio of Notes to Warrants results in a fractional warrant deliverable to a Noteholder, such Noteholder will receive such number of Warrants rounded down to the nearest whole Warrant.

Under the Restructuring, for each $1,000 principal amount of Notes, Noteholders will receive $370.37037 of Senior Subordinated Notes, $629.62963 of Convertible Subordinated Notes and 23.10198 Warrants, rounded down to the nearest whole Warrant.

A brief summary of the principal terms of the Senior Subordinated Notes, Convertible Subordinated Notes and Warrants, which is subject to, and is qualified in its entirety by information set forth under "Summary of Replacement Notes", "Summary of Warrants" and in the Replacement Indenture (defined below) and the Warrant Indenture (defined below) is as follows:

Senior Subordinated Notes:

Principal: $150 million

Interest: 8% per annum until July 31, 2005 and, after July 31, 2005, 8% plus an adjustment for an additional amount, if any, determined with reference to a high-yield index to be described in the Replacement Indenture (which total annual interest rate in any event will not be less than 8% nor more than 12% per annum), calculated and payable semi-annually on January 31 and July 31 in each year.

Maturity: July 31, 2008, with no scheduled principal payments prior to maturity.

Early Partial Redemption: Provided the Company is not in default, in the event of a sale of all or part of its interest in Can-Oat Milling or in the Heartland Pork Business (defined below) for net proceeds in excess of $10 million, such net proceeds shall be used to effect a partial redemption of the Senior Subordinated Notes, without bonus or penalty.

Convertible Subordinated Notes:

Principal: $255 million

Interest Accrual: Interest will accrue on the Convertible Subordinated Notes at the rate of 1% per annum until July 31, 2005 and 8% thereafter (provided that the initial increase from 1% will be deferred on an annual basis if the Company's EBITDA in the prior fiscal year (calculated in accordance with Canadian generally accepted accounting principles) does not meet certain thresholds as set out in the Replacement Indenture), calculated and accrued semi-annually on January 31 and July 31. Accrued interest on the Convertible Subordinated Notes will be calculated semi-annually and paid on maturity or upon an early redemption by the Company.

Maturity: July 31, 2008, with no scheduled principal payments prior to maturity.

Conversion by Company: On maturity the Company may, subject to all necessary corporate, legislative and regulatory approvals, elect to convert the Convertible Subordinated Notes into 90% of the listed outstanding common shares of the Company (being the only equity shares and the only voting shares of the Company at such time), subject to adjustments for prepayments or equity issuances.

Early Redemption: The Company can elect at any time on or before July 31, 2006 to redeem the principal amount of the Convertible Subordinated Notes at a redemption price equal to 80% of the principal amount of the Convertible Subordinated Notes so redeemed, together with accrued and unpaid interest, subject to minimum redemption thresholds described in the Replacement Indenture. The Company can elect at any time to redeem all or any part of the principal amount of the Convertible Subordinated Notes at a redemption price equal to 100% of the principal amount of the Convertible Subordinated Notes so redeemed, together with accrued and unpaid interest on such Convertible Subordinated Notes.

Warrants:

Number: 23.10198 Warrants will also be issued for each $1,000 of principal amount of Notes exchanged, provided that where the conversion ratio of Notes to Warrants results in a fractional warrant deliverable to a Noteholder, such Noteholder will receive such number of Warrants rounded down to the nearest whole Warrant.

Exercise: Each Warrant will entitle the holder to purchase one Class B Share of the Company at any time on or prior to January 31, 2008. The exercise price per Class B Share will be the minimum price permitted under applicable laws, regulations and stock exchange rules.

The Replacement Notes will be secured by a general security interest against all the assets of the Company that ranks after the new Bank credit facilities and any replacements or supplements thereof. The Senior Subordinated Notes will rank ahead of the Convertible Subordinated Notes and on a *pari passu* basis with amounts owing by the Company from time to time under its member loan program (to a maximum outstanding amount of $30 million under such program).

The terms of the Replacement Notes as set forth in the Replacement Indenture permit the granting of security in favour of lenders for Indebtedness (defined below) and other obligations under or in connection with credit facilities granted to the Company from time to time, in the maximum aggregate amount of $500 million, including amended or replacement credit facilities and, for greater certainty, security granted in conjunction with the Company's securitization program and/or any amended or replaced securitization program.

The Company expects closing of the Restructuring to occur in February, 2003 and in any event no later than March 15, 2003, after which date the Resolution, if passed, shall no longer be effective.

Restructuring of Credit Facilities

The Company is currently in negotiations with the Banks to secure new credit facilities. The Company expects such facilities to provide increased liquidity required to execute its business plan following the conclusion of the Restructuring. The following summary represents the Company's assessment of the current proposal relating to such new facilities.

Under the proposal, the Banks will extend the Company new senior secured credit facilities of up to $375 million. These credit facilities would be comprised of:

(a) A new $100 million term credit facility (the "Term Facility") to be used to refinance the Company's existing $50 million term facility provided by the Banks and to provide and additional $50 million of working capital. The Term Facility will bear interest at a rate of 8% per annum, to be paid monthly until September 30, 2004, after which time the Company will be required to make monthly blended payments of principal and interest under the Term Facility based on a 7.5 year amortization period (provided that principal payments under the Term Facility may be deferred until October 1, 2005 if the Company fails to achieve certain EBITDA tests for fiscal 2004) and maturing July 31, 2008. The Term Facility will be secured by a charge on the Company's assets and such security will rank prior to the Replacement Notes; and

(b) New working capital facilities comprised of a new revolving term credit facility in the maximum aggregate amount of $240 million (less the amount drawn under the Company's securitization program)[1], plus seasonal availability of up to $35 million for certain periods during 2003 (subject to meeting specified conditions) and 2004, to be used to finance or refinance, as applicable, (i) amounts outstanding under the Company's existing inventory purchasing facility provided by the Banks, (ii) principal and interest owing under the Company's existing revolving credit facilities provided by the Banks that will not be exchanged for Replacement Notes under the

Restructuring, (iii) the payment of interest due and payable to the Noteholders up to the Closing Date, (iv) restructuring costs, and (v) general corporate purposes. Draws under the revolving term credit facility will attract interest at the rate of prime plus 3%. Availability under the working capital facilities will be subject to borrowing base and other similar limits. These facilities will be secured by a charge on the Company's assets and such security will rank prior to the Replacement Notes.

Note:

1. It is currently anticipated that the Company's existing securitization program will be retained on the conclusion of the Restructuring but ultimately amended or replaced with another securitization program, such that a portion or all of this facility may be made available through a securitization program. In this event the Company will be required to guarantee amounts owed to the Banks in connection with the securitization program, which guarantee will be secured and rank *pari passu* with the working capital facilities. If this financing is provided to the Company by the Banks by a securitization program, it is expected that the availability and overall costs will be substantially the same.

The foregoing summary is representative of the Company's assessment of the state of negotiations with the Banks as of the date of the Circular with respect to the replacement of the Company's existing credit facilities. Although the Resolution is subject to and conditional upon the conversion of $105 million of Bank debt into Replacement Notes and the Company's confirmation that it has made arrangements for the payment of accrued interest on account of the Notes, availability of facilities having terms similar to the foregoing is not a pre-condition to the effectiveness of the Resolution.

Impact on Senior Secured Debt

The following table details the components of the Company's senior secured debt and securitization program as of December 31, 2002, January 9, 2003 and, in the last column, January 9, 2003 after giving effect to the Restructuring:

	December 31, 2002	**January 9, 2003**	**Pro forma, January 9, 2003, after giving effect to the Restructuring** (1)
		(in $ million)	
Bank operating facility(2)(3)	$71	$117	$(1)
Bank PMSI credit facility	32	37	-
Bank senior term loan facility(4)	50	50	100
Securitization program(2)	101	99	99
Medium term notes(5)			-
7.25% notes due Feb. 24, 2004	150	150	-
6.6% notes due July 18, 2007	150	150	-
Senior Subordinated Notes	-	-	150
Convertible Subordinated Notes(6)	-	-	255
	$554	$603	$603

Notes:

1. This column takes the Company's senior secured indebtedness at January 9, 2003 and gives effect to the exchange of the Notes for the Replacement Notes and the other changes to the Company's senior secured debt under the

Restructuring on a pro-forma basis. Amounts shown do not reflect accrued interest that will be paid upon closing to Noteholders and to the Banks or any costs incurred by the Company in connection with the Restructuring.

2. Amounts shown for the Bank operating facility include non-cash drawings including trade letters of credit. The new operating facility will initially be used to refinance the Bank purchase money security interest credit facility and the existing operating credit facility that matures on November 30, 2003 (with the exception of $105 million thereof that will be exchanged for $39 million of Senior Subordinated Notes and $66 million of Convertible Subordinated Notes as part of the Restructuring) and pay the interest due on the Notes to (but not including) the Closing Date and costs incurred by the Company in connection with the Restructuring. It is currently anticipated that the Company's existing securitization program will be retained on the conclusion of the Restructuring but ultimately amended or replaced with another securitization program, such that a portion or all of this facility may be made available through a securitization program. The new operating facility will be secured by a charge on all of the assets of the Company ranking in priority to that granted in favour of the Replacement Notes.
3. There is also additional seasonal availability of $35 million in the fall of 2003 (September to November and subject to certain EBITDA tests) and winter of 2004 (January to April).
4. The Bank senior term loan will have an interest rate of 8% per annum, provide for interest only payments until September 30, 2004 with blended monthly payments thereafter based upon a 7.5 year amortization (provided principal payments will be deferred by 12 months if the Company does not meet a prescribed fiscal 2004 EBITDA test) and mature on July 31, 2008. The new Bank senior term loan will be secured by a charge on all of the assets of the Company ranking in priority to the security granted in favour of the Replacement Notes.
5. The $300 million of Notes will be exchanged on a dollar for dollar basis for $111 million of Senior Subordinated Notes and $189 million of Convertible Subordinated Notes.
6. 23.10198 Warrants (rounded down to the nearest whole Warrant) will also be issued for each $1,000 of principal amount of Notes exchanged.
7. This table does not include any member term or demand loans or debt of subsidiaries or joint ventures of the Company, none of which is subject to the Restructuring.

As at January 9, 2003, the Company had approximately $186 million in senior secured debt, including amounts sold under its securitization program, ranking in priority to the Notes. After giving effect to the restructuring and assuming no change in the total debt outstanding, this amount would remain relatively unchanged at $198 million.

In order for the Company to successfully conclude the Restructuring it will be necessary for the holders of each series of the Notes to be represented by proxy at the meeting by at least 50% of the principal amount of such Notes to achieve quorum and for such proxyholders to pass the Resolution by an affirmative vote of at least 66 % of the principal amount of each series of Notes represented by proxy at the meeting. If the Meeting is adjourned for lack of quorum those persons present in person or by proxy at the reconvened Meeting shall form a quorum. In addition to the approval of the Resolution by the Noteholders, the closing of the Restructuring, including the issuance of the Replacement Notes and Warrants, is also subject to receipt of necessary regulatory approvals and certain other customary conditions of closing.

In the event the Noteholders do not approve the Resolution, the Company will not be in compliance with the terms of its existing credit facilities with the Banks on January 31, 2003. The Banks have indicated that they will not extend funding beyond January 31, 2003 absent a restructuring. Therefore, if the Resolution is not approved by the Noteholders, the Company would require waivers from the Banks, failing which it will most likely need to pursue other options that may include court-supervised creditor protection or other proceedings.

The Board of Directors and management of the Pool believe that such alternative options are likely to result in a significant and irrevocable reduction in the value of the Company's assets. This reduction would be exacerbated by the current industry environment that is characterized by:

- Significant over-capacity in the western Canadian primary elevator system and agri-products distribution network;

- Competing facilities at most of the Company's locations;
- Excess port capacity on the Pacific coast and at Thunder Bay, Ontario; and
- Prolonged drought that has weakened the financial position of many industry participants and limited available resources for expansion and acquisition, weakening the market for grain industry assets.

While it is uncertain as to how events will unfold, the Company is strongly of the view that Noteholders would suffer a material deterioration in their economic interests compared to that offered under the Restructuring if the Resolution is not approved and the Company is required to take alternative courses of action.

INDEBTEDNESS AND WORKING CAPITAL OF THE COMPANY

Indebtedness

The Company's consolidated indebtedness as at December 31, 2002, October 31, 2002 and July, 31, 2002 was as follows:

		Total Debt	
	December 31, 2002	October 31, 2002	July 31, 2002
		(in $ million)	
Revolving Bank Loans	$ 67	$134	$77
Bank Senior Term Loans	50	50	50
Medium term notes	300	300	300
Other	62	95	105
Total	$479	$579	$532

The Company has secured credit facilities in place with the Banks. The following table summarizes the availability and drawings under these credit facilities as at December 31, 2002:

Description	Total Facility	Cash Drawings[1]	Non-Cash Drawings[2]	Amount Available [3]
		(in $ million)		
Revolving Bank Loans	$211	$67	$36	$108
Bank Senior Term Loans	$50	$50	Nil	Nil
Total	$261	$117	$36	$108

Notes:
1. The Company's cash drawings fluctuate substantially throughout the year based on seasonal business requirements and near total bank line availability in peak periods.
2. Non-cash drawings on Bank operating loans include letters of credit and similar instruments.
3. The Company's availability under the Bank credit facilities on January 9, 2003 was approximately $57 million.

The Pool has a covenant in the amended credit agreement with the Banks to complete its proposed capital restructuring by January 31, 2003.

Working Capital

The Pool has a securitization program in place to sell its commercial grain and agri-products trade receivables, and its CWB inventories. On the Pool's balance sheet, accounts receivable and inventory are presented net of amounts sold under the securitization program.

Accounts receivables of $158 million at October 31, 2002 were down significantly from $276 million at October 31, 2001. The major factors were lower grain volumes, the impact of the divestiture program, and a decrease in agri-products receivables.

Inventories of $250 million at October 31, 2002 are also down sharply from inventory of $319 million at October 31, 2001. Lower inventory primarily reflected the impact of divestitures and strong agri-products inventory management.

Grain inventory was approximately the same at October 31, 2002 and October 31, 2001. A substantial decrease in Board inventories and the corresponding securitization financing was offset by marginally higher non-board inventories. Although grain prices are higher year over year, the impact on inventory value is largely offset by lower overall quality of the grain in the system. Non-board grain inventory financed by the new purchase money security interest Bank facility was $30 million at October 31, 2002 and $32 million at December 31, 2002.

Accounts payable were $250 million at October 31, 2002, up slightly from the $244 million at October 31, 2001. The impact of divested businesses was offset by current amounts due for financing fees under the terms of the Pool's Bank credit facilities.

Cash flow used in operations was $11 million from August to October, 2002 compared to $6 million during the same period last year.

Based upon the Company's most recent forecast, management believes that its unused availability under the existing credit facilities with the Banks will be approximately $30 million at January 31, 2003 reflecting the significant drawdowns associated with producers depositing deferred cash tickets in early January. Cash drawings fluctuate substantially on a daily basis.

SUMMARY OF REPLACEMENT NOTES

Set forth below is a description of the principal terms of the Replacement Notes. The Replacement Notes will be issued pursuant to a trust indenture and a first supplemental trust indenture thereto to be made between the Company and the Trustee in each case not later than March 15, 2003 (collectively, the "Replacement Indenture"). Except as may be otherwise summarized in this Circular, the Replacement Indenture is substantially the same as the trust indenture dated July 18, 1997 and the First Supplemental Indenture dated February 24, 1999 between the Company and the Trustee. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Replacement Indenture. The following summary is representative of the principal terms and conditions the Company expects to be included in the Replacement Indenture. Noteholders should, however, refer to the final form of the Replacement Indenture prior to making a decision with respect to the matters referred to herein. A copy of the final form of the Replacement Indenture, together with certain other significant documents or agreements to be made in connection with the issuance of the Replacement Notes, will be posted on the Company's website at www.swp.com prior to January 29, 2003 and will be available for inspection at the Meeting. Alternatively, such

documents may be obtained without charge on request after such date from the Director, Investor Relations and Communications of the Company at the following address: 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9 (telephone (306) 569-4782). Where reference is made to particular provisions of the Replacement Indenture, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summary of terms, which are qualified in their entirety by such reference.

Form and Denomination

Replacement Notes will be issued in fully registered form in denominations of $1 and integral multiples thereof and will be represented by global Replacement Notes ("Global Replacement Notes") registered in the name of the Depository or its nominee and held by or on behalf of the Depository as custodian for institutions which participate directly or indirectly in the Depository's book-entry only registration system ("BEO Participants") and beneficial interests in such Replacement Notes will be represented through book-entry accounts of BEO Participants on behalf of beneficial owners of Replacement Notes. No holder of a Replacement Note represented by a Global Replacement Note will be entitled to a certificate or other instrument from the Company or the Depository evidencing the purchaser's ownership of such Replacement Note and no owner of such Replacement Note will be shown on the records maintained by the Depository except through book-entry accounts of a BEO Participant. The Depository will be responsible for establishing and maintaining book-entry accounts for the BEO Participants.

Noteholders will receive Replacement Notes in definitive form only: (i) if the Company determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as depository in connection with the Replacement Notes and the Company is unable to locate a qualified successor Depository; (ii) if the Company elects to terminate the book-entry only registration of Replacement Notes through the Depository; or (iii) in certain other circumstances described in the Replacement Indenture.

Interest and Maturity

The Senior Subordinated Notes will mature on the 31st day of July, 2008 and will bear interest from the Closing Date to July 31, 2005 at the rate of 8% per annum and after July 31, 2005 at the rate of 8% per annum plus an adjustment for an additional amount, if any, determined with reference to a high-yield index to be described in the Replacement Indenture (which total annual interest rate in any event will not be less than 8% nor more than 12% per annum), calculated and payable semi-annually on January 31 and July 31 in each year, the first such payment to be made on July 31, 2003.

The Convertible Subordinated Notes will mature on the 31st day of July, 2008 and will bear interest after the 1st day of February, 2003 to July 31, 2005 at the rate of 1% per annum and after July 31, 2005 at the rate of 8% per annum (provided that the initial increase from 1% per annum to 8% per annum shall be deferred on an annual basis if the Company's EBITDA in the prior fiscal year (calculated in accordance with Canadian generally accepted accounting principles) does not meet certain thresholds as set out in the Replacement Indenture). Interest on the Convertible Subordinated Notes will be calculated and accrued semi-annually and payable on maturity.

Subordination

The payment of the principal of, premium, if any, and interest on the Replacement Notes is expressly subordinated, to the extent and in the manner set forth in the Replacement Indenture, in right of payment to the prior payment in full of the Company's new $375 million senior secured credit facilities and any replacement thereof or supplement thereto, up to an aggregate maximum of $500 million (the "Senior Secured Debt") (See "—Security"). The Senior Subordinated Notes will rank on a *pari passu* basis with amounts owing by the Company from time to time under its member loan program (to a maximum outstanding amount of $30 million under such program).

In addition, the payment of the principal of, premium, if any, and interest on the Convertible Subordinated Notes is expressly subordinated, to the extent and in the manner set forth in the Replacement Indenture, in right of payment to the prior payment in full of the Senior Subordinated Notes. In addition, the Convertible Subordinated Notes will rank behind amounts owing by the Company from time to time under its member loan program (to a maximum outstanding amount of $30 million under such program).

Security

The Replacement Notes will be secured by a general security interest granted by the Company over all its assets pursuant to the Security Documents.

The security granted by the Company in favour of the Noteholders will be subject to an inter-creditor agreement with the holders of the Company's Senior Secured Debt which will confirm the subordination described above, impose a 90-day standstill on enforcement of remedies available to the Noteholders and place restrictions on payment to the Noteholders if an event of default or material default exists under the Senior Secured Debt.

Redemption of Senior Subordinated Notes

The Company may, at its option, redeem the Senior Subordinated Notes in whole or in part at any time by giving prior notice of not less than 30 days and not more than 60 days, at a redemption price which is the greater of (i) par and (ii) the Canada Yield Price (as defined below), together, in each case, with accrued and unpaid interest to the date fixed for redemption. In cases of partial redemption, the Senior Subordinated Notes to be redeemed will be selected by the Trustee by lot, or in such other manner as the Trustee may deem equitable and expedient.

The *"Canada Yield Price"* for a Senior Subordinated Note shall mean a price for such Senior Subordinated Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date of such Note equal to the Government of Canada Yield plus 0.50% on the fifth day preceding the date fixed for redemption.

"Government of Canada Yield", as at any date, means the arithmetic average (rounded to the nearest 1/100 of 1%) of the respective percentages determined by two Reference Dealers to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which assuming semi-annual compounding, would be carried by a non-callable Government of Canada Bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified in the Senior Subordinated Notes in relation to which the Canada Yield Price is being determined and issued on that date in Canada at 100% of its principal amount.

"Reference Dealer" means (i) any investment dealer selected by the Company from among members in good standing of the Investment Dealers Association of Canada; or (ii) any nationally recognized Canadian investment dealer selected by the Company and, in the opinion of the Trustee qualified to make the determination for which it was so selected, provided however, that such dealer shall have undertaken to the Company to determine in accordance with the terms hereof, the Government of Canada Yield on the date specified by the Company.

Redemption of Convertible Subordinated Notes

On or prior to July 31, 2006, the Convertible Subordinated Notes are redeemable at the option of the Company upon 30 days prior notice for an amount equal to 80% of the principal amount of the Convertible Subordinated Notes to be redeemed, together with accrued and unpaid interest on the outstanding principal amount to be redeemed to the date fixed for such redemption, subject to minimum redemption thresholds described in the Replacement Indenture.

The Convertible Subordinated Notes are redeemable at any time in whole or in part prior to their maturity at the option of the Company for an amount equal to the principal amount of the Convertible Subordinated Notes to be redeemed, together with accrued and unpaid interest on the outstanding principal amount to be redeemed to the date fixed for such redemption.

Redemption of Senior Subordinated Notes on Sales of Certain Interests in Non-Core Businesses

Provided the Company is not in default, in the event of a sale of all or part of its interest in Can-Oat Milling or in the Heartland Pork Business for net proceeds in excess of $10 million, such net proceeds shall be used to effect a partial redemption of the Senior Subordinated Notes for an amount equal to the principal amount of the Senior Subordinated Notes to be redeemed, together with accrued and unpaid interest on the amount to be redeemed to the date fixed for such redemption.

Conversion Privilege on Convertible Subordinated Notes

Subject to and upon compliance with the Replacement Indenture, on maturity the Company may, subject to all necessary corporate, legislative and regulatory approvals, elect to convert the Convertible Subordinated Notes into 90% of the listed outstanding common shares of the Company (being the only equity shares and the only voting shares of the Company at such time), subject to adjustments for prepayments or equity issuances.

In the event that the Company wishes to exercise its option to convert the Convertible Subordinated Notes into Shares, it must provide not less than 30 days nor more than 60 days prior notice to the holders of the Convertible Subordinated Notes, such notice to specify the amount of principal and interest being converted. In order to exercise its option to convert the Convertible Subordinated Notes into Shares, the Company will need to effect certain changes to its organizational documents as well as obtain applicable regulatory approvals prior to any exercise by it of its option to convert the Convertible Subordinated Notes into Shares.

Payments on Global Replacement Notes

The Depository or its nominee, as the registered owner of Replacement Notes represented by Global Replacement Notes, will be considered the sole owner of such Replacement Notes for the purpose of receiving payments thereon and, as such, payments of principal of and premium, if any, and interest on Replacement Notes represented by Global Replacement Notes will be made to the Depository or its nominee. The Company expects that, upon receipt of any such payment in respect of a Replacement Note represented by Global Replacement Notes, the Depository or its nominee will credit to BEO Participants' accounts, amounts proportionate to their respective beneficial interests in the principal amount of such Replacement Note as shown at such time on the records of the Depository or its nominee. The payment, to the owners of beneficial interests in Replacement Notes represented by Global Replacement Notes held through a BEO Participant, of amounts that such payment will be made by BEO Participants in accordance with standing instructions and customary practices.

Payment by the Company of principal of and premium, if any, and interest on a Replacement Note in accordance with the Replacement Indenture and the foregoing procedures shall absolutely satisfy and discharge the liability of the Company with respect to such payment under the Replacement Note unless, in the case of payment by cheque, such cheque is not paid upon presentation.

Exchange and Transfer

Transfer of beneficial ownership of Replacement Notes represented by Global Replacement Notes will be effected through records maintained by the Depository or its nominee (with respect to interests of BEO Participants) and on the records of BEO Participants (with respect to interests of persons other than BEO Participants). Beneficial owners of Replacement Notes represented by Global Replacement Notes who are not BEO Participants but who desire to purchase, sell or otherwise transfer ownership of or other interest in notes may do so only through BEO Participants. The ability of a beneficial owner of an interest in a Replacement Note represented by a Global Replacement Note to pledge or otherwise deal with such interest may be limited by reason of not holding a physical certificate in definitive form.

A registered holder of a Replacement Note in definitive form may transfer or exchange such Replacement Note at the corporate trust offices of the Trustee or other registrar where a register is maintained for the Replacement Notes pursuant to the Replacement Indenture or at such other place as may from time to time be designated by the Company with the approval of the Trustee. Replacement Notes in definitive form may be exchanged for Replacement Notes (other than Replacement Notes represented by a Global Replacement Notes) of the same or any other authorized form or denomination or denominations of an equivalent aggregate amount, bearing the same rate of interest and carrying the same redemption (if any) and other provision as the Replacement Notes so exchanged. Reasonable charges, including a sum sufficient to cover any tax or other governmental charge payable, may be imposed by the Trustee or other registrar in connection with the exchange or transfer of Replacement Notes. Unless otherwise specified in the applicable pricing supplement or other prospectus supplement, the Trustee will be the register and transfer agent for the Replacement Notes issued under the Replacement Indenture.

Repurchase

Where less than all of the outstanding Replacement Notes are to be redeemed, the Replacement Notes to be redeemed will be selected by the Trustee by lot in such manner as it shall deem equitable.

The Company will have the right at any time and from time to time, when not in default under the Replacement Indenture, to purchase Replacement Notes in the open market or by tender or private contract, at any price. Replacement Notes purchased by the Company shall be cancelled and may not be reissued.

Events of Default

The following are events of default ("Events of Default") under the Replacement Indenture:

(i) failure by the Company, continuing for three days after notice by the Trustee to the Company, to pay when due the principal of, or premium (if any), on any Replacement Notes issued under the Replacement Indenture;

(ii) failure by the Company, continuing for 30 days after notice by the Trustee to the Company, to pay any interest due on any Replacement Notes issued under the Replacement Indenture;

(iii) certain events of bankruptcy, insolvency, or analogous proceedings in respect of the Company or a Restricted Subsidiary (defined below);

(iv) the winding-up or liquidation of the Company or a Restricted Subsidiary having been ordered by a court or authorized by a resolution, except if the Company's obligations under the Replacement Indenture are assumed by a successor of the Company in accordance with requirements contained in the Replacement Indenture;

(v) an event of default, as defined in any instruments under which the Company or a Restricted Subsidiary has outstanding indebtedness for borrowed money, has occurred and the obligation to pay an amount in excess of $20 million has been accelerated (unless the default is remedied or waived or the acceleration is rescinded or annulled), provided that (A) if the event of default is not related to a failure to make timely and proper payment of principal or interest, 30 days after such acceleration shall have elapsed after the Company has in good faith exhausted its remedies, including the contesting in good faith of such event of default, or (B) if the event default is related to such a failure, three days have elapsed after such event of default and acceleration has occurred; and

(vi) default by the Company, continuing for 30 days (or such longer period as may be agreed to by the Trustee) after the Trustee has given the Company written notice of the default and required the Company to remedy the same, in the performance or observance of any other covenant or condition contained in the Replacement Indenture.

Negative Pledge

The Company covenants and agrees in the Replacement Indenture that as long as any Replacement Notes issued thereunder remain outstanding and subject to all the provisions of the

Replacement Indenture, the Company will not, nor will it permit any Restricted Subsidiary to, create any mortgage, hypothecation, charge or other encumbrance on any of its or their property or assets, present or future, to secure Indebtedness, unless at the time thereof or prior thereto the Replacement Notes then outstanding are equally and ratably secured or secured in priority thereto; provided however, that such covenant shall not apply to or operate to prevent, among other things:

(a) liens or other encumbrances, not related to the borrowing of money, incurred or arising by operation of law or in the ordinary course of business or incidental to the ownership of property of assets;

(b) pre-existing encumbrances on properties when acquired;

(c) encumbrances on existing property of corporations or other persons or entities when they become Restricted Subsidiaries;

(d) encumbrances given by Restricted Subsidiaries in compliance with obligations under the trust deeds and similar instruments in existence at the date of the Replacement Indenture or entered into prior to their becoming Restricted Subsidiaries;

(e) giving security by a Restricted Subsidiary in favour of the Company or another Restricted Subsidiary;

(f) creating, issuing or suffering to exist or becoming liable on, or giving or assuming, any Purchase Money Mortgage;

(g) giving security on any specific property in favour of a government within or outside Canada or any political subdivision, department, agency or instrumentally thereof to secure the performance of any covenant or obligation to or in favour of or entered into at the request of any such authorities where such security is required pursuant to any contract, statute, order or regulation;

(h) giving security on cash or marketable securities of the Company or any Restricted Subsidiary in connection with interest rate, currency or commodity hedging instruments, swaps, forward exchange contract or similar financial agreements or arrangements entered into for the purpose of managing risks in the ordinary course of business;

(i) giving security in favour of lenders for Indebtedness and other obligations under or in connection with credit facilities granted to the Company from time to time, in the maximum aggregate amount of $500 million, including amended or replacement credit facilities and, for greater certainty, security granted in conjunction with the Company's securitization program and/or any amended or replaced securitization program;

(j) giving security to any supplier of farm supplies over any farm supplies in the possession of the Company which were acquired by the Company from such supplier and subsequently repurchased by such supplier from the Company, but only to the extent that such farm supplies remain in the possession of the Company and only in respect of the farm supplies so repurchased by the supplier, and only until such farm supplies are repurchased by the Company from such supplier which date of repurchase shall be deemed to be the date of acquisition for the purposes of the Replacement Indenture;

(k) giving security on, or the deemed security interest arising in respect of, grain to or for any person (A) for grain delivered by such person in respect of which a primary elevator receipt (as defined in the *Canada Grain Act* and the regulations thereto) has been issued; or (B) in respect of grain received by the Company for storage for the said person pursuant to a grain condo license or similar arrangement, in either case whether such security interest is granted or created by agreement or by operation of law or equity; or

(l) giving security in respect of any extension, replacement or renewal of any Indebtedness secured by way of any of the foregoing provided that in connection with such extension, replacement or renewal (A) the principal amount of Indebtedness secured thereby immediately prior to such extension, replacement or renewal is not thereby increased; and (B) the property or assets subject to such security is the same immediately after such extension, replacement or renewal as immediately prior thereto.

Notwithstanding the foregoing, the Company and any Restricted Subsidiary shall be entitled to give security that would otherwise be prohibited by the Replacement Indenture, provided that the aggregate Indebtedness (without duplication) outstanding and secured under such otherwise prohibited security does not at the time of giving exceed an amount equal to 10% of the Equity of the Company at such time.

Indebtedness of a Restricted Subsidiary

The Replacement Indenture provides that the Company will not permit any Restricted Subsidiary to incur Indebtedness (other than Indebtedness by Restricted Subsidiaries incurred in connection with guarantees of Indebtedness owed by the Company) if the total Indebtedness of all such Restricted Subsidiaries would exceed in the aggregate 10% of the Equity of the Company at such time.

Definitions

The Replacement Indenture contains, among others, definitions substantially to the following effect:

"*Current Assets*" means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within 12 months.

"*Equity of the Company*" means, on any date, the shareholders' equity appearing in the Company's most recent audited consolidated financial statements, provided that the total of the book value of issued and fully paid Class "A" Voting Shares and preferred shares shall be included in Equity of the Company.

"*Indebtedness*" means indebtedness created, issued or assumed for borrowed funds, or for the unpaid purchase price of property of the Company or a Restricted Subsidiary, and includes indebtedness guaranteed by the Company or a Restricted Subsidiary.

"*Heartland Pork Business*" means Heartland Pork Management Services Ltd., Carlton Trail Pork No. 1 Ltd., East Diefenbaker Pork Producers Ltd., Elm Springs Multipliers Ltd., Manitou Hog Enterprises Ltd., Horizon Pork Producers Ltd., Carrot River Valley Pork Producers Ltd. and Bear Hills Pork Producers Ltd.

"*Publicly-Traded Securities*" means securities of a corporation which are listed on any stock exchange and are entitled to share without limitation in a distribution of the corporation upon any liquidation, dissolution or winding-up of the corporation and includes any securities convertible or exchangeable into such securities.

"*Purchase Money Mortgage*" means any mortgage, hypothecation, charge or other encumbrance on property created, issued or assumed to secure a Purchase Money Obligation in respect of such property and also means any agreement or the other instrument entered into for the acquisition of or right to acquire any property or any interest therein in which agreement or instrument there is reserved or which obligates the Company or a Restricted Subsidiary to pay a royalty, rent or percentage of profits or process won from such property and which changes or secures such property or interest therein or lands containing the same with the payment thereof and includes any extension, renewal, refunding or refinancing thereof, so long as the principal amount outstanding immediately prior to the date of such extension, renewal, refunding or refinancing is not increased; provided that such mortgage, hypothecation, charge, encumbrance, agreement or other instrument is created, issued or assumed prior to, concurrently with or within 180 days following the acquisition of such property, except in the case of property on which improvements are constructed, installed or added, in which case the same shall be created or issued within a period of 180 days after Substantial Completion of such improvements.

"*Purchase Money Obligation*" means any Indebtedness assumed as or issued and incurred to provide funds to pay, all or part of (i) the purchase price (which shall be deemed to include any costs of construction or installation) of any property acquired after the date of the Replacement Indenture or (ii) the cost of improvements made after the date of the Replacement Indenture to any property;

"*Restricted Subsidiary*" means a Subsidiary of the Company; provided however, such term shall not include any Subsidiary if the amount of the Company's share of Shareholders' Equity therein does not at the time exceed 5% of Equity of the Company.

"*Shareholders' Equity*" means, with respect to a Subsidiary, the sum of (i) the shareholders' equity or other equity interest of such Subsidiary computed in accordance with Canadian generally accepted accounting principles and (ii) indebtedness created, issued or assumed by such Subsidiary to the Company for borrowed funds, which indebtedness by its terms is stated to be subordinated; provided that the total book value of issued and fully paid preferred shares shall be included in Shareholder's Equity.

"*Subsidiary*" means, on any date, any corporation or other person or entity of which Voting Shares or other interests carrying more then 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for the Company and/or by or for any corporation or other person or entity in like relation to the Company and includes any corporation or other person or entity in like relation to a Subsidiary; provided, however, such term shall not include any corporation or other person or entity (or its subsidiaries) which has had Publicly-Traded Securities at all times since it first would otherwise have become a Subsidiary.

"*Substantial Completion*" means, with respect to an improvement, the point at which the improvement is ready for use or is being used for purpose for which it was intended.

"*Voting Shares*" means shares of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, nor

shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

Carrying on Business in Partnership

The Replacement Indenture provides that the Company or any Restricted Subsidiary may enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of a partnership in which the Company or such Restricted Subsidiary is a partner, provided that there shall have been executed such instruments, if any, as are necessary in the opinion of the Company and the Trustee or the holders of the Replacement Notes which shall include, if appropriate, the assumption by such partnership of the liability under the Replacement Notes.

Defeasance

The Replacement Indenture provides that the Company shall be deemed to have fully paid, satisfied and discharged all the outstanding Replacement Notes or all the outstanding Replacement Notes of any series when, either:

(a) the Company has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose, an amount sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and accrued and unpaid interest to the maturity date or any repayment date, as the case may be, of all the outstanding Replacement Notes or all the outstanding Replacement Notes of such series; or

(b) the Company has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose, such amount of direct obligations of, or obligation the principal, premium, if any, and interest of which are guaranteed by, the Government of Canada as will, together with the income to accrue thereon without consideration of any reinvestment thereon, be sufficient to pay and discharge the entire amount of principal, premium, if any, and accrued and unpaid interest to the maturity date or any repayment date, as the case may be, of all the outstanding Replacement Notes or all the outstanding Replacement Notes of such series;

and in either event:

(i) the Company has paid or caused to be paid all other sums payable with respect to all the outstanding Replacement Notes or all the outstanding Replacement Notes of such series; and

(ii) the Company has delivered to the Trustee an officers' certificate stating that all conditions precedent herein provided in relation to the payment, satisfaction and discharge of all the outstanding Replacement Notes or all the outstanding Replacement Notes of such series have been complied with.

Any deposits with the Trustee pursuant to the foregoing, shall be irrevocable.

Amalgamation and Merger

Pursuant to the terms of the Replacement Indenture, the Company shall not, nor shall it permit a Restricted Subsidiary to, enter into any transaction (except with a wholly-owned subsidiary) whereby all or substantially all of the Company's and its Restricted Subsidiaries' undertaking, property and assets, taken as a whole, would become the property of any other person or, in the case of any amalgamation, of the continuing corporation resulting therefrom, unless in respect of the Company or a Restricted Subsidiary, as may be appropriate:

(a) the successor is a corporation incorporated under the laws of Canada or one of its provinces;

(b) the successor shall execute, such instruments as are necessary or advisable to evidence the assumption by the successor of liability for the due and punctual payment of the principal, premium, if any, and interest of all Replacement Notes then outstanding and all other moneys payable thereunder; and

(c) such transaction, in the opinion of counsel to the Trustee, shall be upon such terms as to substantially preserve and not impair any of the rights and powers of the Trustee or the holders of the Replacement Notes.

Modification

The rights of holders of the Replacement Notes issued under the Replacement Indenture may be modified. For that purpose, among others, the Replacement Indenture provides that all holders of Replacement Notes issued under the Replacement Indenture will be bound by resolutions passed by the affirmative vote of holders of not less than 66 % of the principal amount of the Replacement Notes represented and voted at a meeting of holders of Replacement Notes or by instruments in writing signed by the holders of not less than 66 % of the principal amount of the outstanding Replacement Notes. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Replacement Notes of each specifically affected series.

Governing Law

The Replacement Indenture and the Replacement Notes will be governed by and construed in accordance with the laws of the Province of Saskatchewan and the laws of Canada applicable therein.

SUMMARY OF WARRANTS

The Warrants will be issued in registered form pursuant to a purchase warrant indenture (the "Warrant Indenture") to be made between the Company and CIBC Mellon Trust Company (or such other agent as the Company may select) as purchase warrant agent not later than March 15, 2003. The following summary is representative of the principal terms and conditions the Company expects to be included in the Warrant Indenture. Noteholders should, however, refer to the final form of the Warrant Indenture prior to making a decision with respect to the matters referred to herein. A copy of the final form Warrant Indenture will be posted on the Company's website at www.swp.com prior to January 29, 2003 and will be available for inspection at the Meeting. Alternatively, the Warrant Indenture may be obtained without charge on request on or after January 29, 2003 from the Director, Investor Relations and Communications of the Company

at the following address: 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9 (telephone (306) 569-4782).

Each Warrant will entitle the holder of the Warrant to purchase one Class B Shares of the Company, at any time on or prior to 5:00 p.m. (Toronto time) on January 31, 2008, after which date the Warrants will become null and void. The exercise price per Class B Share will be equal to the minimum price permitted under applicable laws, regulations and stock exchange rules. The Class B Shares are listed on The Toronto Stock Exchange under the symbol "SWP.B". The closing sale price of the Class B Shares on The Toronto-Stock Exchange on January 10, 2003 was $1.09 per share. As at January 10, 2003, there were issued and outstanding 37,425,219 Class B Shares.

The Warrant Indenture provides for usual and customary provisions providing for the adjustment of the subscription rights and exercise price under the Warrants upon the occurrence of certain events such as stock splits and consolidations, stock dividends (other than in the ordinary course) and certain other special distributions, share reorganizations and other specified capital reorganizations. Pursuant to the Warrant Indenture fractional Warrants will not be issued. Where the conversion ratio of the Notes to Warrants results in a fractional Warrant deliverable to a Noteholder, such Noteholder will receive such number of Warrants rounded down to the nearest whole Warrant. The Company shall not be required to issue fractional Class B Shares in connection with any exercise of the Warrants.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of MacPherson Leslie & Tyerman LLP, counsel to the Company, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to Noteholders who, at all relevant times, for purposes of the *Income Tax Act* (Canada)(the "Tax Act"), are residents or deemed to be residents of Canada, hold the Notes and acquire, under the terms of this Circular, and hold the Replacement Notes, Warrants, any Shares for which the Convertible Subordinated Notes are converted, and any Class B Shares for which the Warrants are converted as capital property, are not affiliated with the Company and deal with the Company at arm's length. Generally, Notes, Replacement Notes, Warrants, Shares and Class B Shares will be considered to be capital property to a Noteholder provided that the Noteholder does not hold the Notes, Replacement Notes, Warrants, Shares or Class B Shares in the course of carrying on a business and has not acquired them as an adventure in the nature of trade. Certain Noteholders who might not otherwise be considered to hold their Notes, Replacement Notes, Shares or Class B Shares as capital property may, in certain circumstances, be entitled to treat their Notes, Replacement Notes, Shares and Class B Shares as capital property by making an irrevocable election under subsection 39(4) of the Tax Act. This summary is not applicable to any Noteholder which is a "financial institution", a "specified financial institution", or a Noteholder an interest in which is a "tax shelter investment" for the purposes of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except as noted above, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Noteholder, and no representation with respect to the income tax consequences to any particular Noteholder is made. Consequently, Noteholders should consult their own tax advisors for advice with respect to the tax consequences to them of disposing of the Notes and holding and disposing of the Replacement Notes, Warrants, Shares and any Class B Shares acquired under the terms of this Circular having regard to their particular circumstances.

Disposition of a Note

Upon a disposition of a Note pursuant to this Circular, a Noteholder will be required to include in income for the taxation year in which the disposition occurs an amount equal to the amount of any interest that has accrued on the Note to the date of the disposition, to the extent that such interest was not otherwise included in computing the income of the Noteholder for that year or the preceding taxation year. In general, if a Note is repurchased for Replacement Notes and Warrants by the Company, the amount, if any, by which the proceeds of disposition exceeds the principal amount of the Note is deemed to be received by the Noteholder as interest. In general, the proceeds of disposition of a Note will be the fair market value of the Replacement Notes and Warrants at the time of issuance of such Replacement Notes and Warrants to the Noteholder pursuant to the Restructuring.

A disposition of a Note pursuant to the Restructuring for consideration of Replacement Notes and Warrants will also result in the recognition by such Noteholder of a capital gain (or a capital loss) to the extent that the proceeds of a disposition of the Note, net of amounts included in the Noteholder's income as interest, exceed (or are exceeded by) the total of the adjusted cost base of the Note to the Noteholder and any reasonable costs of disposition.

The cost to the Noteholder of Senior Subordinated Notes, Convertible Subordinated Notes and Warrants received pursuant to the Restructuring will be equal to the fair market value thereof at the time of issuance of such Replacement Notes and Warrants to the Noteholder pursuant to the Restructuring.

One-half of the amount of any capital gain (a "taxable capital gain") realized by a Noteholder in a taxation year generally must be included in the income of the Noteholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Noteholder in a taxation year may be deducted from taxable capital gains realized by the Noteholder in that year. Allowable capital losses in excess of taxable capital gains may generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. A capital gain realized by an individual may give rise to a liability for alternative minimum tax.

A Noteholder that is a "private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains.

Interest Income

A Noteholder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest on a Replacement Note that accrues to a Noteholder to the end of that taxation year or becomes receivable or is received by it before the end of that year, except to the extent that such interest was included in the income of the Noteholder for a preceding taxation year.

Any other Noteholder, including an individual, will be required to include in income for a taxation year any amount received or receivable by the Noteholder in that year as interest on the Replacement Notes, depending upon the method regularly followed by the Noteholder in computing income, except to the extent that such amount was included in the income of the Noteholder for a preceding taxation year. In addition, if in a taxation year such a Noteholder holds a Replacement Note on any "anniversary date" thereof, the Noteholder will be required to include in income for the year interest that has accrued to the Noteholder to the end of that day, to the extent that the interest was not otherwise included in computing the income of the Noteholder for the year or a preceding taxation year. For this purpose, the "anniversary date" means (a) the day that is one year after the day immediately preceding the date of the issue; (b) the day that occurs at every successive one year interval from the day determined under (a); and (c) the day on which the particular Replacement Note was disposed of.

Any amount paid by the Company to a Noteholder as a penalty or bonus because of early repayment of all or part of the principal amount of a Replacement Note will be deemed to be interest received at that time by the Noteholder to the extent that such amount can reasonably be considered to relate to, and does not exceed the value at the time of the payment of, the interest that would have been paid or payable by the Company on the Replacement Note for a period ending after the payment of such amount.

On a disposition or deemed disposition of a Replacement Note, including a payment on maturity, redemption or purchase for cancellation of a Replacement Note, and on a conversion of a Convertible Subordinated Note for Shares at the option of the Company, a Noteholder will generally also be required to include in computing income the amount of interest accrued on the Replacement Note from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in computing the Noteholder's income for the taxation year or a previous taxation year.

Disposition of a Replacement Note

An actual or deemed disposition of a Replacement Note received under the Circular will generally result in the same tax consequences as discussed above under the heading "Disposition of a Note". However, any loss realized on a disposition of a Replacement Note may be suspended or denied as a superficial loss if the Noteholder or a person affiliated with the Noteholder acquires a Replacement Note or certain other property considered to be identical to the Replacement Note with the period commencing 30 days before, and ending 30 days after, the disposition of the Replacement Note giving rise to the loss. Noteholders to whom such rules may be relevant should consult their own tax advisers.

In circumstances where the Company issues Shares upon a conversion of a Convertible Subordinated Note for Shares at the option of the Company, as described above under "Conversion Privilege in Convertible Subordinated Notes", the fair market value of Shares

received on such a conversion will be included in the proceeds of disposition of the Convertible Subordinated Note. The cost to the Noteholder of Shares received under such circumstances will be equal to their fair market value at that time and will be averaged with the cost to the Noteholder of all other Shares owned at that time by the Noteholder as capital property to determine the adjusted cost base to the Noteholder of each Share.

Dividends on Shares and Class B Shares

Dividends received on Shares and Class B Shares by a Noteholder who is an individual will be included in the Noteholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

A Noteholder that is a corporation will normally include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A Noteholder that is a private corporation (within the meaning of the Tax Act) or a corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax of 33 1/3% of the amount of such dividends.

Disposition of Shares, Class B Shares or Warrants

Upon an actual or deemed disposition of a Share, Class B Shares or Warrant, a Noteholder generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of the adjusted cost base to the Noteholder of the Share, Class B Shares or Warrant, as the case may be, and any reasonable costs of the disposition. Subject to the suspended and superficial loss rules discussed generally above, the general tax treatment of capital gains and capital losses is discussed above under the heading "Disposition of a Note".

In the case of a Noteholder that is a corporation that disposes of a Share or a Class B Share, the amount of any such capital loss may be reduced by the amount of any dividends received or deemed to be received by the Noteholder on the Share or the Class B Share, to the extent and under the circumstances described in the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares or where a partnership or trust, of which a corporation is a member or beneficiary, itself is a member of a partnership or a beneficiary of a trust that owns shares. Noteholders to whom these rules may be relevant should consult their own tax advisors.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Noteholder upon the exercise of a Warrant. When a Warrant is exercised, the Noteholder's cost of the Class B Shares acquired thereby will be the aggregate of the Noteholder's adjusted cost base of the Warrant and the exercise price paid for the Class B Shares. In the event of the expiry of an unexercised Warrant, the Noteholder will realize a capital loss equal to the adjusted cost base to the Noteholder of the Warrant. Subject to the suspended and superficial loss rules discussed generally above, the general tax treatment of capital losses is discussed above under the heading "Disposition of a Note".

Eligibility for Investment

The Replacement Notes, Warrants, Shares (if, as and when listed on a prescribed stock exchange in Canada) and Class B Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (but not including, in the case of the Replacement Notes, deferred profit sharing plans for which any of the employers is the Company or a corporation with whom the Company does not deal at arm's length) and for registered education savings plans (the "Plans").

The Replacement Notes, Warrants, Shares (if, as and when listed on a prescribed stock exchange in Canada) and Class B Shares, if issued on the date hereof, would not be foreign property for Plans and registered pension plans or other persons subject to tax under Part XI of the Tax Act.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company which have been filed with the various provincial securities commissions or similar regulatory authorities in each of the provinces of Canada, unless otherwise indicated below, are specifically incorporated by reference and are an integral part of this Circular:

(a) the Audited Consolidated Financial Statements of the Company as at July 31, 2002 and 2001, together with the auditors' report thereon;

(b) Management's Discussion and Analysis for the year ended July 31, 2002 compared with the year ended July 31, 2001;

(c) the Annual Information Form of the Company dated November 28, 2002;

(d) the Annual Filing of Reporting Issuer dated November 28, 2002; and

(e) the 1st Quarter Report for the period ended October 31, 2002.

Any documents of the type referred to above, any material change reports (excluding confidential material change reports), information circulars, annual filings of reporting issuer, and any interim and annual financial statements subsequently filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Management Information Circular and prior to the Meeting shall be deemed to be incorporated by reference into this Management Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Management Information Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which

it was made. Any statement so modified or superseded shall not be deemed, in its unmodified or superseded form, to constitute a part of this Management Information Circular.

Information has been incorporated by reference in this Management Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at the following address: 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9. For the purpose of the Province of Québec, this Management Information Circular prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Director, Investor Relations and Communications of the Company at the above-mentioned address and telephone number. Copies of the documents are also available for downloading from the internet at www.sedar.com.

APPROVAL OF DIRECTORS

The contents and the sending of this Circular to the Noteholders of the Company have been approved by the Board of Directors of the Company.

By Order of the Board

Susan C. Engel
Vice-President and General
Counsel/Corporate Secretary

Regina, Saskatchewan
January 13, 2003

SEC Exemption #: 82-5037

SCHEDULE A – TEXT OF EXTRAORDINARY RESOLUTION

SASKATCHEWAN WHEAT POOL

EXTRAORDINARY RESOLUTION OF THE HOLDERS OF 7.25% Notes due on February 24, 2004 and 6.60% Notes due on July 18, 2007 (collectively, the "Notes")

RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT THE NOTEHOLDERS APPROVE, DIRECT, SANCTION AND AUTHORIZE, THE FOLLOWING:

1. CIBC Mellon Trust Company is hereby authorized and directed to cancel the Notes in exchange for: (i) two newly created series of notes (the "Replacement Notes") to be designated the 8% Senior Subordinated Notes due July 31, 2008 (the "Senior Subordinated Notes") and the Convertible Subordinated Notes due July 31, 2008 (the "Convertible Subordinated Notes") on the basis of $1,000 principal amount under the Notes in exchange for $370.37037 Senior Subordinated Notes and $629.62963 Convertible Subordinated Notes, such Replacement Notes to be issued by the Company under a Trust Indenture and Supplement (collectively, the "Replacement Indenture") to be made not later than March 15, 2003 between the Company and CIBC Mellon Trust Company or such other trustee for the Replacement Notes as the Company may select (the "Trustee") and (ii) certain warrants (the "Warrants") to purchase Class "B" Non-Voting Shares in the capital of the Company on the basis of $1,000 principal amount under the Notes in exchange for 23.10198 Warrants;

2. The Canada Trust Company, or such other security trustee as the Company may select, is hereby authorized and directed to enter into and deliver such amendments, discharges, releases and other documentation and arrangements whatsoever as the Company may request to give effect to the terms of the Replacement Notes and these resolutions, including without limitation any amendments or restatements of the Security Trust Acknowledgement and Agreement made between the Company and The Canada Trust Company, as well as any other security documents referred to in Schedule "A" to the Security Trust Acknowledgement and Agreement or such other documentation or agreements as may be posted on the Company's website at www.swp.com prior to January 29, 2003;

3. CIBC Mellon Trust Company as trustee for the Noteholders is hereby authorized and directed to enter into and deliver such amendments, discharges, releases and other documents and arrangements whatsoever as the Company may request to give effect to the terms of the Replacement Notes and these resolutions including, without limitation, (a) an inter-creditor agreement providing for, among other things the prior ranking of the bank lenders' security and an agreement to postpone enforcement of security for 90 days on terms consistent with the Replacement Notes, and (b) such other documents or agreements as may be posted on the Company's website at www.swp.com prior to January 29, 2003;

4. CIBC Mellon Trust Company as trustee for the Noteholders is hereby authorized and directed to forthwith enter into and deliver an agreement (the "Interim Subordination") in favour of the Company and its bank lenders subordinating and postponing in right of payment any and all obligations of the Company under or in respect of the Notes, and all security existing for such obligations, to indebtedness of the Company to its bank lenders,

and the security existing for such indebtedness, in an amount equal to the aggregate of the net increases in the Company's obligations for and in respect of:

(a) advances made by such bank lenders under the existing purchase money security interest credit facility;

(b) advances made by such bank lenders under all other credit facilities provided to the Company; and

(c) letters of credit issued by such bank lenders upon application of the Company under the existing credit arrangements,

in each case incurred after the close of business on January 30, 2003 to and including the date (the "Closing Date") that is the earlier of completion of the transactions contemplated by these resolutions and March 15, 2003 and in each case inclusive of applicable interest and other charges; and to forthwith enter into and deliver such other documents and arrangements as CIBC Mellon Trust Company may be requested by the Company and advised by counsel to the Company as reasonably necessary or desirable to give effect to the Interim Subordination; and

5. CIBC Mellon Trust Company as trustee for the Noteholders is hereby authorized and directed to waive and suspend until the Closing Date (i) any defaults arising as a result of or in relation to the failure of the Company to make the semi-annual interest payments due in respect of the Notes and (ii) any and all rights and remedies arising as a result of or in relation to such payment default,

RESOLVED FURTHER THAT the foregoing resolutions shall be revoked and of no further force and effect on March 15, 2003 if the Replacement Notes have not been issued on or before such date;

RESOLVED FURTHER THAT the foregoing resolutions are subject to the conditions that (i) $105 million of debt owed by the Company to its bank lenders be converted into Senior Subordinated Notes and Convertible Subordinated Notes on the same ratio as Notes are converted to such replacement notes and (ii) the Company has confirmed in writing to CIBC Mellon Trust Company that arrangements have been made for the payment by the Company of all accrued and unpaid interest on account of the Notes (including as applicable interest on overdue interest) to, but not including, the Closing Date.

SEC Exemption #: 82-5037

CONFIRMATION OF MAILING

CANADA	**) IN THE MATTER OF**
PROVINCE OF SASKATCHEWAN	**) Saskatchewan Wheat Pool**

I, Colleen Vancha, of Regina, Saskatchewan, DO SOLEMNLY DECLARE THAT:

1. I am the Director of Investor Relations and Communications for the Saskatchewan Wheat Pool and as such have personal knowledge of the matters herein declared.

2. I did on the 16th day of January, 2003, caused to be mailed meeting materials for a meeting of Medium Term Note Holders to be held in Regina, Saskatchewan on January 31, 2003 to the registered holders of the 7.25% Notes series due February 24, 2004 - CUSIP 80391ZAB7 and the 6.60% Notes series due July 18, 2007 - CUSIP 80391ZAA9, who were holders of record as of the close of business on January 3, 2003, including:

   a) the Notice of Meeting
   b) Management Information Circular
   c) Proxy
   d) Reply Envelope

And I make this solemn declaration conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and by virtue of "The Canadian Evidence Act".

DECLARED BEFORE ME at Regina
Saskatchewan, this 16th day of January, 2003.

"Debra Roth"
Debra Roth
Notary Public

"Colleen Vancha"
Colleen Vancha, Director,
Investor Relations &
Communications